UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)*



                                VALUE LINE, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)


                                   920437 10 0
                                 (CUSIP Number)


                              Mr. Howard A. Brecher
                           Arnold Bernhard & Co., Inc.
                              220 East 42nd Street
                               New York, NY 10017
                                 (212) 907-1620
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 7, 2000
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------
   CUSIP No. 920437 10 0                13D
---------------------------


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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Arnold Bernhard & Co., Inc.
                             TIN:  13-1540671

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
          WC

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

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 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          8,593,403
         BY

        EACH      --------------------------------------------------------------
     REPORTING      8       SHARED VOTING POWER
      PERSON
       WITH                 Zero

                  --------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            8,593,403

                  --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            Zero

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11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          8,593,403

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          86.1%

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14        TYPE OF REPORTING PERSON*

          CO

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


     This Amendment No. 1 to Statement on Schedule 13D amends the Statement on
Schedule 13D relating to the Common Stock, $.10 par value ("Common Stock"), of Value Line, Inc. ("Value Line") filed by Arnold Bernhard & Co., Inc. ("AB & Co."), a New York corporation, on March 7, 2000.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------
     The source of funds used to purchase the shares of Common Stock owned by AB & Co. was working capital of AB & Co. The amount of such funds was $21,630,486, which includes AB & Co.'s basis in shares of Common Stock acquired before Value Line went public.

ITEM 5.    INTEREST IN SECURITIES OF VALUE LINE.
           ------------------------------------

     (a) As of the date hereof, AB & Co. is the beneficial owner of 8,593,403 shares of Common Stock, which represents 86.1% of the outstanding shares of Common Stock.


     (b) AB & Co. has sole power to vote and direct the vote of such shares and sole power to dispose and direct the disposition of such shares.


     (c) No transactions were effected by AB & Co. or, to the best knowledge of AB & Co., any of the directors or executive officers of AB & Co., in the Common Stock during the 60 days prior to the date of this Statement, except the following, all of which were effected by AB & Co.:

   Date              Purchase/Sale         No. of Shares         Price/Share             Market
05/02/2000              Purchase               2,600               $35.00                NASDAQ
05/09/2000              Purchase               2,900               $34.875               NASDAQ
05/15/2000              Purchase               3,400               $34.875               NASDAQ
05/18/2000              Purchase               4,358               $34.875               NASDAQ
05/24/2000              Purchase              72,300               $34.00                NASDAQ
06/01/2000              Purchase               9,500               $33.50                NASDAQ
06/07/2000              Purchase              29,800               $35.00                NASDAQ
09/15/2000              Purchase              20,000               $34.9375              NASDAQ
09/18/2000              Purchase              14,400               $34.9570              NASDAQ
09/19/2000              Purchase               6,700               $34.91                NASDAQ
09/26/2000              Purchase              18,800               $34.6630              NASDAQ
09/29/2000              Purchase               1,000               $34.625               NASDAQ
10/02/2000              Purchase              16,000               $34.713               NASDAQ
10/10/2000              Purchase               5,200               $34.73                NASDAQ
10/17/2000              Purchase               2,700               $33.875               NASDAQ
11/03/2000              Purchase              20,000               $34.8125              NASDAQ
11/07/2000              Purchase              20,600               $34.8125              NASDAQ
11/08/2000              Purchase               6,000               $34.475               NASDAQ
11/09/2000              Purchase               2,400               $34.3761              NASDAQ
11/10/2000              Purchase               2,000               $34.3125              NASDAQ
11/15/2000              Purchase               2,500               $34.5625              NASDAQ
11/17/2000              Purchase               8,000               $34.6894              NASDAQ
12/12/2000              Purchase               1,900               $35.0000              NASDAQ
12/13/2000              Purchase              16,200               $34.7260              NASDAQ

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by AB & Co.




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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 14, 2000


                            ARNOLD BERNHARD & CO., INC.


                            By:     /s/ Jean B. Buttner
                               ------------------------------------
                                  Jean Bernhard Buttner
                                  Chairman of the Board, President
                                  and Chief Executive Officer










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